SECURITIES
                             AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 1-11286

                           NOTIFICATION OF LATE FILING

(Check One):  |X| Form 10-K    |_| Form 11-K     |_| Form 20-F     |X| Form 10-Q
|_| Form N-SAR
         For Period Ended:  March 31, 2000
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|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
                      For the Transition Period Ended: N/A
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A
                                                       -----


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  MEDIQ/PRN Life Support Services, Inc.
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Former name if applicable
                                     N/A
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Address of principal executive office (Street and number)
                                 One MEDIQ Plaza
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City, state and zip code  Pennsauken, New Jersey  08110
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof
|X| will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     MEDIQ/PRN Life Support Services, Inc. is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2000 within the prescribed time period because the registrant has not yet filed its Annual Report on Form 10-K for the fiscal year ended September 30, 1999 and Form 10-Q for the period ended December 31, 1999.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

Kenneth K. Kreider,             (856)                       662-3200
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     (Name)                  (Area Code)              (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                |_|Yes   |X| No

Form 10-K for the fiscal year ended September 30, 1999

Form 10-Q for the period ended December 31, 1999

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Undeterminable at this time.
                                                               |_| Yes   |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant is unable to determine if any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statement to be included in the Form 10-Q for the period ended March 31, 2000. The reasons that the registrant cannot make this determination are:

     1) The results of operations for the corresponding period of the prior year are in the process of being restated, and the effects of this restatement are not complete at this time;

     2) Final determination of the accounting of certain matters in completing the results of operations for the fiscal year ended September 30, 1999 (which have not been finalized at this time) may impact the results of operations for the period ended March 31, 2000.

                      MEDIQ/PRN Life Support Services, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 16, 2000                         By: /s/ Kenneth K. Kreider
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                                                Kenneth K. Kreider
                                                Senior Vice President and
                                                Chief Financial Officer



                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).